Sutcliffe Resources, Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

January 31, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn: H. Roger Schwall, Assistant Director

Re:	Sutcliffe Resources, Ltd. Commission File No. 0-51570
Registration Statement on Form 20-F /A#1 filed October 13,
2005 and December 22, 2005

Dear Mr. Schwall:

     In response to your letter dated January 13, 2006 regarding our amended October 31, 2005 and December 22, 2005 submissions on Form 20-F, the following information, corresponding sequentially to the paragraphs in your letters, is hereby submitted on behalf of the Registrant, Sutcliffe Resources, Ltd. (the “Company”). Please be advised that changes have been made to the above referenced registration statement, where appropriate, to update the information therein and all changes are appropriately marked. Two copies of the amended pages only, noting the changes in redline, are being provided to you under separate transmittal to facilitate your review of the document.

Form 20-FR Amendment #2

Property, Plant and equipment, page 17

1.

The second and third paragraphs on page 21 have been revised to clarify the nature of the Company’s interest in the Harrison Lake Mineral Claims. At present, the Company owns a 50% interest in 92 aggregate mineral claims (as further defined in the section Mineral Claims and Title). As a consequence of satisfying certain financial and stock conditions precedent with respect to its obligations under the SPAA, the Company has effectively exercised its option and has title, right and interest to the referenced mineral claims. In order to maintain its mineral rights with respect to the referenced 92 claims, the Company is obligated to continue to perform assessment and development activities on the claims and record such efforts with the applicable mining recorder’s office in the jurisdiction, so as to maintain its claims in good standing.

2.

All 92 claims presently carry an expiry date of either December 15, 2006 or December 26, 2006, but as noted above, may be further extended provided that the Company continues its development activities and maintains the claims in good standing. The third paragraph on page 21 contains revised disclosure to reflect the updated expiration dates.

H. Roger Schwall, Assistant Director
Securities and Exchange Commission

3.

The noted statement means that as a condition of the Sale, Purchase and Assignment Agreement, the Company would be obligated to issue upon commencement of commercial production, a number of shares equal to its percentage ownership in the Harrison Lake mineral claims times 1,000,000. At the current percentage ownership level of 50%, this would amount to 500,000 shares (0.50 x 1,000,000). These 500,000 shares equal less than 2.5% of the total issued and outstanding shares of the Company’s common stock and will not represent in management’s opinion, a material dilution if issued. Consequently, no further risk factor regarding this matter is warranted. The last paragraph on page 21 has been revised to clarify this disclosure regarding the amount of shares to be issued

Forward-Looking Statements, page 3

4.

In response to your comment, the Company has revised the last sentence of the first paragraph on page 4 to indicate that the Company makes no obligation to publicly update or revise any forward- looking statements found in its Registration Statement.

Financial Statements

5.

The policy adopted by the Company, as noted in Amendment #2, does not differ from the prior policy disclosure in Amendment #1 except that the acquisition costs were capitalized in the latter version. Since under US GAAP acquisition costs should only be capitalized upon receiving a bankable feasibility study, the Company has expensed all mineral property costs. No formal impairment analysis was performed on the acquisition costs for each property. However, a comparison was made relating the acquisition costs to prevailing costs for comparable properties of merit.

6.	In response to your comment, revisions have been made to Note 11(a) to appropriately describe US GAAP accounting for exploration costs.

     Please be advised that certain revisions have been made to applicable figures in footnotes 11(f), 11(g), 11(h), and 11(i) for the financial statements ended December 31, 2004 and footnotes 10(f), 10(g) and 10(h) for the financial statements ended June 30, 2005 and 2004 in response to further discussion between the Company and Commission staff.

H. Roger Schwall, Assistant Director
Securities and Exchange Commission

Closing Comments

In connection with our response to your comments, please be advised that Sutcliffe acknowledges that:

i.	Sutcliffe is responsible for the adequacy and accuracy of the disclosure in the filing;

ii.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

iii.	Sutcliffe may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please proceed with your review of the Company’s amended Registration Statement on Form 20-F. Correspondence concerning Sutcliffe Resources, Ltd, should be directed to this office. You may contact this office by telephone at (604) 608-0223, or you may send a Fax to (604) 608-0344.

Sincerely,

/s/ Laurence Stephenson
Laurence Stephenson
Chief Executive Officer